90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

October 20, 2021

VIA: ELECTRONIC MAIL

Margaret Schwartz

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvectis Pharma, Inc. Registration Statement on Form S-1 Filed October 6, 2021 CIK No. 0001875558

Dear Ms. Schwartz:

On behalf of Nuvectis Pharma, Inc., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated October 19, 2021, relating to the Company’s Registration Statement on Form S-1 submitted on October 19, 2021.

Comment 1:

We note that you have added graphics after the cover page. We note that the information is repeated in the Prospectus Summary and Business sections but is shown without the context of those sections. Please remove this page as its prominence is not appropriate. For guidance, refer to Securities Act Form Compliance and Disclosure Interpretation 101.02.

Response:

In response to the Staff’s comment, the Company has removed the page containing graphics that followed the cover page.

Comment 2:

We note your response to our prior comment number 3. Please revise to state whether the comparison in table 5 on page 74 is a head-to-head comparison. To the extent it is not a head-to-head comparison, please remove the table. To the extent is a head-to-head comparison, please revise to state such and remove the term “selectivity” from the header of the table.

Response:

In response to the Staff’s comment, the Company has removed Table 5 and all in-text references to Table 5.

October 20, 2021

Comment 3:

We note your response to our prior comment number 2. On page 61 you state “[t]hese compounds were further optimized to demonstrate in vivo efficacy in mouse zenografts.” Please remove this reference to efficacy.

Response:

In response to the Staff’s comment, the Company has revised the statement on page 61 to remove the reference to efficacy.

Comment 4:

We note you present historical net tangible book value of $6.8 million as of June 30, 2021, which seems to improperly include the convertible preferred stock A that is classified outside of permanent equity. Please revise or advise. Please also revise to start with your historical net tangible book value to provide a full dilution to your investors.

Response:

In response to the Staff’s comment, the Company has revised the historical net tangible book value to not include the convertible preferred stock A. The Company has also revised the table illustrating dilution on page 50 to start with the historical net tangible book value (deficit) as of June 30, 2021 and the increase in pro forma net tangible book value.

Comment 5:

We note your Form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 says that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complain asserting a cause of action arising under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended. However, your disclosure on page 118 of the prospectus states that “this forum provision will not apply to any causes of action arising under the Exchange Act or the Securities Act” and does not mention a requirement for a federal forum for Securities Act and Exchange Act claims. Please reconcile.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the prospectus to include the federal forum requirement for causes of action arising under the Securities Act or the Exchange Act.

October 20, 2021

Comment 6:

We note the Executive Employment Agreement with Uri Ben-Or was removed from the Exhibit Index. Please file this agreement or advise.

Response:

In response to the Staff’s comment, the Company has added Uri Ben-Or’s employment agreement back onto the Exhibit Index and filed this agreement as an exhibit.

Sincerely,

ALSTON & BIRD LLP

/s/ Matthew W. Mamak
Matthew W. Mamak, Esq.

cc: Ron Bentsur, Chief Executive Officer